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                 [NORRIS COMMUNICATIONS CORPORATION LETTERHEAD]

                               FEBRUARY 13, 1997



VIA FACSIMILE AND EDGAR
-----------------------


Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 1-4
Washington, D.C. 20549-1004
Attn: Filing Desk


    Re: Norris Communications, Inc.
        Withdrawal of Registration Statement
        No. 333-4880
        ------------------------------------

Ladies and Gentlemen:

        The above-referenced registrant, Norris Communications, Inc., hereby withdraws Registration Statement No. 333-4880 pursuant to the Securities Act of 1933 and Rule 477 promulgated thereunder. The Registration Statement is being withdrawn because the shares of common stock originally set forth therein have now been included in Registration Statement No. 333-7709.

        If you have any questions, please contact me immediately.

                                            Very truly yours,

                                            NORRIS COMMUNICATIONS, INC.


                                            By: /s/ ALFRED H. FALK, President
                                                -----------------------------
                                                    Alfred H. Falk, President

cc: Gerald Walters